

Mail Stop 3720

December 10, 2008

Stephen Pineau
Principal Financial Officer
Viscount Systems, Inc.
4585 Tillicum Street
Burnaby, British Columbia
Canada V5J5K9

> **Re: Viscount Systems, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 0-49746**

Dear Mr. Pineau:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Notes to Consolidated Financial Statements

2. Significant Accounting Policies, page 29

Revenue Recognition, page 33

1. You state that one of the criteria to revenue recognition is when delivery to the customer has occurred, provided the product does not require significant customization. With a view towards expanding disclosure please tell us how frequently significant customization of your product occurs, how much revenue was recorded for these transactions for the year ended December 31, 2007 and how that revenue was accounted for.

2. We note that your products require installation; however, you do not discuss how you recognize revenue from installation. Tell us how you recognize the revenue from the sale of equipment and other deliverables in an arrangement, **such as installation and service.** In your response, please refer to all applicable literature, including SAB Topic 13 and EITF 00-21.

10. Capital Stock, page 39

3. We note that the company completed a private placement of 1,677,550 units at a price of US$0.16 per unit and that each unit consists of one common share and one warrant. Please tell us how you accounted for this transaction, including how the warrants were valued.

4. We note that the compensation committee determines the option price and vesting period of options granted under both the 2001 Stock Option Plan and the 2003 Stock Option Plan. We also note that you granted 327,500 stock options exercisable at a price of US$.40 per share on August 2, 2007 but you did not disclose the vesting period. Please disclose all terms of the options granted including the vesting period, as required under SFAS 123R, paragraph A240.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director